Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Changes of Independent Registered Public Accounting Firm

Hong Kong, May 23, 2022 -- UCLOUDLINK GROUP INC. (“uCloudlink” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced, effective as of May 23, 2022, the Company has dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) and engaged Audit Alliance LLP as the Company’s independent registered public accounting firm. The change of the Company’s independent registered public accounting firm was approved by the audit committee of the board of directors of the Company.

Audit Alliance LLP is engaged to audit and report on the consolidated financial statements of the Company for the year ending December 31, 2022.

The reports of PwC on the Company’s consolidated financial statements for the two most recent fiscal years have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the Company’s two most recent fiscal years and through the subsequent interim period on or prior to May 23, 2022, there were no (i) disagreements  (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F, except that as of December 31, 2020 and 2021, the Company did not maintain effective internal control over financial reporting due to the material weaknesses identified, including: (i) lack of sufficient resources regarding financial reporting and accounting personnel in the application of U.S. GAAP and the reporting requirements set forth by the Securities and Exchange Commission, and (ii) lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures.

During the Company’s two most recent fiscal years and through the subsequent interim period on or prior to May 23, 2022, neither the Company nor anyone on its behalf has consulted with Audit Alliance LLP on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by Audit Alliance LLP that Audit Alliance LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

The Company is working closely with PwC and Audit Alliance LLP to ensure a seamless transition. The audit committee would like to express its sincere gratitude to PwC for its professionalism and quality of services rendered to the Company over the past years.

About UCLOUDLINK GROUP INC.

uCloudlink is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. uCloudlink may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about uCloudlink’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uCloudlink’s strategies; uCloudlink’s future business development, financial condition and results of operations; uCloudlink’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in uCloudlink’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to uCloudlink’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and uCloudlink undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

UCLOUDLINK GROUP INC.

Jillian Zeng

Tel: +852-2180-6111

Email: ir@ucloudlink.com

Investor Relations:

The Equity Group Inc.

Alice Zhang, Investor Relations Analyst

Tel: +1-212-836-9610

E-mail: azhang@equityny.com

In China:

Lucy Ma, Associate

Tel: +86 10 5661 7012

E-mail: lma@equityny.com

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